

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Kasey Rosado
Interim Chief Financial Officer
Athersys, Inc.
3201 Carnegie Ave
Cleveland, Ohio 44115-2634

> **Re: Athersys, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 4, 2023**
> **File No. 333-271106**

Dear Kasey Rosado:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 Filed April 4, 2023

General

1. In relation to the 2,000,000 shares of common stock underlying warrants issued in the September 22, 2022 private placement, please tell us your basis for registering the offering of these shares. In this regard, we note that the warrants were issued pursuant to Section 4(a)(2) of the Securities Act and are exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Question 103.04.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Solecki, Esq.